                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)
                   Under the Securities Exchange Act of 1934*

                               Oriole Homes Corp.
                                (Name of Issuer)

                      Class A Common Stock, $.10 par value
                      Class B Common Stock, $.10 par value
                         (Title of Class of Securities)

                               686264102 (Class A)
                               686264201 (Class B)
                                 (CUSIP Number)

                                 Richard D. Levy
                                  Harry A. Levy
                                  Mark A. Levy
                           1690 South Congress Avenue
                                    Suite 200
                             Delray Beach, FL 33445
                                 (561) 274-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 2 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RICHARD D. LEVY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                               7       SOLE VOTING POWER

                                       172,498 (Class A)
                                        89,582 (Class B)
      NUMBER OF
       SHARES                  8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         325,337 (Class A)
        EACH
      REPORTING
       PERSON                  9       SOLE DISPOSITIVE POWER
        WITH
                                       172,498 (Class A)
                                        89,582 (Class B)

                               10      SHARED DISPOSITIVE POWER

                                       325,337 (Class A)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      497,835 (Class A)
                       89,582 (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       26.72% (Class A)
                        3.23% (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
             IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 3 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BEATRICE LEVY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                          7       SOLE VOTING POWER

                                  25,334  (Class A)
                                  23,384  (Class B)
     NUMBER OF
      SHARES              8       SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                     0
       EACH
     REPORTING            9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                       25,334  (Class A)
                                  23,384  (Class B)

                          10      SHARED DISPOSITIVE POWER

                                  0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,334 (Class A)
                23,384 (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                       [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.36% (Class A)
                0.84% (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
         IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 4 of 28
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HARRY A. LEVY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                        7       SOLE VOTING POWER

                                189,405 (Class A)
                                123,340 (Class B)
      NUMBER OF
       SHARES           8       SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                  325,337 (Class A)
        EACH
      REPORTING         9       SOLE DISPOSITIVE POWER
       PERSON
        WITH                    189,405 (Class A)
                                123,340 (Class B)

                        10      SHARED DISPOSITIVE POWER

                                325,337 (Class A)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   514,742 (Class A)
                   123,340 (Class B)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   27.62% (Class A)
                    4.45% (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
          IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 5 of 28
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DAVIDA LEVY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION  - United States

                        7       SOLE VOTING POWER

                                5,038 (Class A)
                                5,038 (Class B)
      NUMBER OF
       SHARES           8       SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                  0
        EACH
      REPORTING         9       SOLE DISPOSITIVE POWER
       PERSON
        WITH                    5,038 (Class A)
                                5,038 (Class B)

                         10     SHARED DISPOSITIVE POWER

                                0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,038 (Class A)
                   5,038 (Class B)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.03% (Class A)
                   0.18% (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
          IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 6 of 28
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARK A. LEVY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                       7       SOLE VOTING POWER

                               93,412  (Class A)
                               88,632  (Class B)
      NUMBER OF
       SHARES          8       SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY                 121,758 (Class A)
        EACH                   167,458 (Class B)
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH
                               93,412 (Class A)
                               88,632 (Class B)

                       10      SHARED DISPOSITIVE POWER

                               121,758 (Class A)
                               167,458 (Class B)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  215,170 (Class A)
                  256,090 (Class B)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.55% (Class A)
                   9.24% (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
              IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 7 of 28
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JO ANN M. LEVY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION  - United States

                      7      SOLE VOTING POWER

                             2,210 (Class A)
                             1,585 (Class B)
      NUMBER OF
       SHARES         8      SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY               0
        EACH
      REPORTING
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH
                             2,210 (Class A)
                             1,585 (Class B)

                      10     SHARED DISPOSITIVE POWER

                             0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,210 (Class A)
                  1,585 (Class B)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.12% (Class A)
                  0.06% (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
          IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 8 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JO ANN LEVY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

          PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                         7       SOLE VOTING POWER

                                 44,312 (Class A)
                                 37,000 (Class B)
     NUMBER OF
      SHARES             8       SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                    0
       EACH
     REPORTING           9       SOLE DISPOSITIVE POWER
      PERSON
       WITH                      44,312 (Class A)
                                 37,000 (Class B)

                         10      SHARED DISPOSITIVE POWER

                                 0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     44,312 (Class A)
                     37,000 (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                       [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.38% (Class A)
                     1.34% (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
          IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                       Page 9 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DANIEL H. LEVY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                               7       SOLE VOTING POWER

                                       16,529  (Class A)
                                       16,529  (Class B)
     NUMBER OF
      SHARES                   8       SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                          21,000 (Class A)
       EACH                            66,700 (Class B)
     REPORTING
      PERSON                   9       SOLE DISPOSITIVE POWER
       WITH
                                       16,529  (Class A)
                                       16,529  (Class B)

                               10      SHARED DISPOSITIVE POWER

                                       21,000 (Class A)
                                       66,700 (Class B)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        37,529  (Class A)
                        83,229  (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        2.01%  (Class A)
                        3.00%  (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
             IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 10 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ALLISON SACKS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                               7       SOLE VOTING POWER

                                       30,394 (Class A)
                                       24,079 (Class B)
      NUMBER OF
       SHARES                  8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         0
        EACH
     REPORTING
       PERSON                  9       SOLE DISPOSITIVE POWER
        WITH
                                       30,394 (Class A)
                                       24,079 (Class B)

                               10      SHARED DISPOSITIVE POWER

                                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        30,394  (Class A)
                        24,079  (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.63%  (Class A)
                        0.87%  (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
             IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                   Page 11 of 28
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JOEL M. LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)     [X]
                                                                    (b)     [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  - United States

                                    7       SOLE VOTING POWER

                                            28,851 (Class A)
                                            28,537 (Class B)
         NUMBER OF
          SHARES                    8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                           14,037 (Class A)
           EACH                             21,637 (Class B)
         REPORTING
          PERSON                    9       SOLE DISPOSITIVE POWER
           WITH
                                            28,851 (Class A)
                                            28,537 (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            14,037 (Class A)
                                            21,637 (Class B)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             42,888  (Class A)
                             50,174  (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.30%  (Class A)
                             1.81%  (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                   Page 12 of 28
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ROBERT A. LEVY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a)  [X]
                                                                       (b)  [_]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

              PF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                                    7       SOLE VOTING POWER

                                            30,776 (Class A)
                                            30,776 (Class B)
          NUMBER OF
            SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          14,037 (Class A)
            EACH                            21,637 (Class B)
         REPORTING
           PERSON                   9       SOLE DISPOSITIVE POWER
            WITH
                                            30,776 (Class A)
                                            30,776 (Class B)

                                    10      SHARED DISPOSITIVE POWER

                                            14,037 (Class A)
                                            21,637 (Class B)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             44,813  (Class A)
                             52,413  (Class B)

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             2.41%  (Class A)
                             1.89%  (Class B)

14       TYPE OF REPORTING PERSON (See Instructions)
                  IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 13 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DAVID J. LEVY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                               7       SOLE VOTING POWER

                                       19,628 (Class A)
                                       21,328 (Class B)
     NUMBER OF
      SHARES                   8       SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                          14,037 (Class A)
       EACH                            21,637 (Class B)
     REPORTING
      PERSON                   9       SOLE DISPOSITIVE POWER
       WITH

                                       19,628 (Class A)
                                       21,328 (Class B)

                               10      SHARED DISPOSITIVE POWER

                                       14,037 (Class A)
                                       21,637 (Class B)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        33,665 (Class A)
                        42,965 (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.81%  (Class A)
                        1.55%  (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
             IN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 14 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ELKA N. LAMPERT IRREVOCABLE TRUST

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                               7       SOLE VOTING POWER

                                       2,950 (Class A)
                                       3,550 (Class B)
      NUMBER OF
       SHARES                  8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         0
        EACH
      REPORTING
       PERSON                  9       SOLE DISPOSITIVE POWER
        WITH
                                       2,950 (Class A)
                                       3,550 (Class B)

                               10      SHARED DISPOSITIVE POWER

                                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,950 (Class A)
                      3,550 (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.16%  (Class A)
                      0.13%  (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
             OO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 15 of 28
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              AVRAHAM R. LAMPERT IRREVOCBLE TRUST

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                      7    SOLE VOTING POWER

                             687 (Class A)
                           1,087 (Class B)
      NUMBER OF
       SHARES         8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY            0
        EACH
      REPORTING
       PERSON         9    SOLE DISPOSITIVE POWER
        WITH
                             687 (Class A)
                           1,087 (Class B)

                      10   SHARED DISPOSITIVE POWER

                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  687  (Class A)
                1,087  (Class B)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.04% (Class A)
                 0.04% (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
           OO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 16 of 28
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HARRY A. LEVY GRANDCHILDREN'S TRUST

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          PF

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION  -  United States

                      7    SOLE VOTING POWER

                           10,400 (Class A)
                           17,000 (Class B)
      NUMBER OF
       SHARES         8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY            0
        EACH
      REPORTING
       PERSON         9    SOLE DISPOSITIVE POWER
        WITH
                           10,400 (Class A)
                           17,000 (Class B)

                      10   SHARED DISPOSITIVE POWER

                           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,400 (Class A)
                17,000 (Class B)

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.56% (Class A)
                 0.61% (Class B)

14   TYPE OF REPORTING PERSON (See Instructions)
           OO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 17 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RICHARD D. LEVY GRANDCHILDREN'S TRUST

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                               7       SOLE VOTING POWER

                                       21,000 (Class A)
                                       66,700 (Class B)
      NUMBER OF
       SHARES                  8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
        EACH                           0
     REPORTING
       PERSON                  9       SOLE DISPOSITIVE POWER
        WITH
                                       21,000 (Class A)
                                       66,700 (Class B)

                               10      SHARED DISPOSITIVE POWER

                                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        21,000 (Class A)
                        66,700 (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.13%  (Class A)
                        2.41%  (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
             OO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 18 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             HAPCO COMPANY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                               7       SOLE VOTING POWER

                                       25,337 (Class A)
      NUMBER OF
       SHARES                  8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         0
        EACH
      REPORTING
       PERSON                  9       SOLE DISPOSITIVE POWER
        WITH
                                       25,337 (Class A)

                               10      SHARED DISPOSITIVE POWER

                                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        25,337 (Class A)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         1.36% (Class A)

14  TYPE OF REPORTING PERSON (See Instructions)
             CO

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 19 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LEVOR ASSOCIATES

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                               7       SOLE VOTING POWER

                                       300,000 (Class A)

      NUMBER OF
       SHARES                  8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         0
        EACH
     REPORTING
       PERSON                  9       SOLE DISPOSITIVE POWER
        WITH
                                       300,000 (Class A)

                               10      SHARED DISPOSITIVE POWER

                                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        300,000 (Class A)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         16.1% (Class A)

14  TYPE OF REPORTING PERSON (See Instructions)
             PN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 20 of 28
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GRANDCO ASSOCIATES

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [_]
3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

         PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION  -      United States

                               7       SOLE VOTING POWER

                                       100,758 (Class A)
                                       100,758 (Class B)
      NUMBER OF
       SHARES                  8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                          0
        EACH
      REPORTING
       PERSON                  9       SOLE DISPOSITIVE POWER
        WITH

                                       100,758 (Class A)
                                       100,758 (Class B)


                               10      SHARED DISPOSITIVE POWER

                                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      100,758 (Class A)
                      100,758 (Class B)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.41% (Class A)
                        3.63% (Class B)

14  TYPE OF REPORTING PERSON (See Instructions)
             PN

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 21 of 28
--------------------------------------------------------------------------------
This Amendment No. 6 amends, supplements and restates the statement on Schedule 13D which was last amended by Amendment No. 5 thereto dated August 16, 2002, and is being filed by Richard D. Levy and Harry A. Levy and the other Reporting Persons described in Item 2 hereof.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Class A Common Stock, par value $.10 per share, and the Class B Common Stock, par value $.10 per share, of Oriole Homes Corp., a Florida corporation (the "Company"). The principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock."

ITEM 2. IDENTITY AND BACKGROUND

(a) The Schedule 13D is being filed by (i) Richard D. Levy, (ii) Harry A. Levy, (iii) Beatrice Levy, (iv) Davida Levy, (v) Mark A. Levy (vi) Jo Ann M. Levy (vii) Jo Ann Levy (viii) Daniel H. Levy, (ix) Allison Sacks, (x) Joel M. Levy (xi) Robert A. Levy, (xii) David J. Levy, (xiii) Elka N. Lampert Irrevocable Trust, (xiv) Avraham R. Lampert Irrevocable Trust, (xv) Harry A. Levy Granchildren's Trust, (xvi) Richard D. Levy Grandchildren's Trust, (xvii) Hapco Company, (xviii) Levor Associates, and (xix) Grandco Associates, (collectively, the "Reporting Persons").

(b)-(c) Richard D. Levy has served as Chairman of the Board and Chief Executive Officer of the Company since January 1976. Mr. Levy has been an executive officer and Director of the Company since its organization in 1963.

Harry A. Levy has served as Vice Chairman of the Board since May 1991 and as Secretary of the Company since 1968. Mr. Levy is presently devoting the majority of his time at the Company, in addition to overseeing other family interests and investments. Mr. Levy has been a Director since 1963. Harry A. Levy is the brother of Richard D. Levy.

Mark A. Levy has served as President and Chief Operating Officer since December 1984 and has been employed by the Company since January 1975. Mr. Levy has been a Director since 1982. Mark A. Levy is the son of Richard D. Levy.

Beatrice Levy is the wife of Richard D. Levy. Davida Levy is the wife of Harry
A. Levy. Jo Ann M. Levy is the wife of Mark Levy.

Jo Ann Levy is the daughter of Richard D. Levy and an employee of the Company. Daniel H. Levy is the son of Richard D. Levy and an employee of the Company. Allison Sacks is the daughter of Richard D. Levy.

Joel M. Levy, Robert A. Levy and David J. Levy are the children of Harry A. Levy and employees of the Company.

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 22 of 28
--------------------------------------------------------------------------------
Elka N. Lampert Irrevocable Trust is a trust established for the granddaughter of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees. Avraham R. Lampert Irrevocable Trust is a trust established for the grandson of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees.

Harry A. Levy Granchildren's Trust is a trust established for the benefit of the grandchildren of Harry A. Levy; Joel M. Levy, Robert A. Levy and David J. Levy are the trustees. Richard D. Levy Grandchildren's Trust is a trust established for the benefit of the grandchildren of Richard D. Levy; Mark A. Levy and Daniel
H. Levy are the trustees.

Hapco Company is a partnership, the partners of which are Richard D. Levy and Harry A. Levy. Levor Associates is a partnership, the partners of which are Harry A. Levy, Richard D. Levy, their wives, their children and Grandco Associates. Grandco Associates is a partnership, the partners of which are all of the children of Richard D. Levy and Harry A. Levy.

The business address of each of the Reporting Persons is c/o Richard D. Levy, Oriole Homes Corp., 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

(d)-(e) During the last five years, none of the above referenced Reporting Persons attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)     Each of the Reporting Persons is (i) a citizen of the United States or
(ii) organized under the laws of a state of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

If the Reporting Persons were to purchase the outstanding shares of the Issuer not currently owned by the Reporting Persons pursuant to the Proposed Transaction (as defined in Item 4, below), the amount of funds necessary to complete the Proposed Transaction is presently expected to be approximately $13,902,000. The Reporting Persons currently anticipate that such funds would be provided substantially by external financing. With respect to the shares of Common Stock currently held by the Reporting Persons, each of the Reporting Persons originally acquired such shares for cash.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

With respect to the shares of Common Stock currently held by the Reporting Persons, a significant majority of such shares were acquired by members of the Levy family prior to the Company becoming a publicly trading company and have been held by the Levy family for over 25 years. This Schedule 13D amendment is being filed as a result of the Proposed Transaction and the resulting

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 23 of 28
--------------------------------------------------------------------------------
change in the Reporting Persons' investment intent as described below.

As previously reported, on May 22, 2002, the Reporting Persons, by and through its counsel, presented a letter (the "Proposal Letter") to the Chairman of the Special Committee of the Board of Directors of the Issuer in which the Reporting Persons made a preliminary, non-binding proposal to acquire all of the outstanding shares of Common Stock not owned by the Reporting Persons at a price of $3.53 per share (the "Proposed Transaction"). The Reporting Persons anticipate that if the Proposed Transaction is completed, the Issuer will become a wholly-owned subsidiary of an acquisition entity to be formed by the Reporting Persons and that the Reporting Persons will seek to cause the Common Stock to be delisted from trading on the American Stock Exchange and to cause the termination of registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

On August 7, 2002, the Reporting Persons caused Levy Acquisition Co. to be formed under Florida law.

On August 12, 2002, Richard D. Levy, on behalf of the Reporting Persons, entered into a Letter Agreement (the "Letter Agreement") with Andrew J. McLaughlin, Jr., Thomas L. Kempner, Irwin D. Rowe, Andrew J. McLaughlin, Jr. as Trustees for Loeb Rhodes Hornblower Profit Sharing Trading for Account of Andrew J. McLaughlin, Jr., Robert Grubin, Gideon J. King, Loeb Arbitrage Management, Inc., Loeb Arbitrage Fund and Loeb Partners Corporation (collectively, the "Loeb Group"), contemplating an amended proposal by the Reporting Persons regarding the Proposed Transaction (the "Amended Proposal") whereby the Reporting Persons would offer to purchase the shares of Common Stock that they do not already own at a price of $4.90 per share and in accordance with the terms of an Agreement and Plan of Merger in the form referenced in the Letter Agreement (the "Preliminary Merger Agreement").

According to the Letter Agreement, the Amended Proposal would be subject to the following conditions, among others set forth in the Preliminary Merger
Agreement: (i) the execution and delivery of a Support and Exchange Agreement by each member of the Loeb Group upon the execution and delivery of the Preliminary Merger Agreement; (ii) the issuance and delivery, on or before September 16, 2002, to the Special Committee and the Board of Directors of the Company of an opinion of vFinance, Inc., in a form and content customary for going private transactions, to the effect that the cash merger consideration to be received by the shareholders of the Company other than the Reporting Persons is fair to such shareholders from a financial point of view; (iii) a vote of the Special Committee and Board of Directors of the Company, on or before September 16, 2002, approving the Preliminary Merger Agreement and recommending that the shareholders vote in favor of the transaction at a meeting called for that purpose; and (iv) the execution and delivery of the Preliminary Merger Agreement by the Company on or before September 16, 2002.

In executing the Letter Agreement, each of the members of the Loeb Group confirmed their agreement with the Reporting Persons that, if the Preliminary Merger Agreement was executed and delivered in accordance with the above conditions, each member of the Loeb Group would

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 24 of 28
--------------------------------------------------------------------------------
contemporaneously cause to be delivered to the Company the Support and Exchange Agreement. The Loeb Group also confirmed its commitment to support the Amended Proposal and the transactions contemplated thereby.

On August 14, 2002, the Reporting Persons notified the Special Committee and the Board of Directors of the Company of the Amended Proposal to acquire the shares of Common Stock in accordance with the terms and conditions set forth therein.

On September 11, 2002, the Reporting Persons delivered to representatives of the Loeb Group an amended form of agreement and plan of merger that the Reporting Persons had negotiated with representatives of the Special Committee (the "Definitive Merger Agreement") and the representatives of the Loeb Group accepted the changes to the Preliminary Merger Agreement reflected in the Definitive Merger Agreement.

On September 11, 2002, the Special Committee met with its counsel and its financial advisor. The Special Committee concluded that the $4.90 per share merger consideration was fair to and in the best interests of the Company's stockholders other than the Reporting Persons and recommended that the Definitive Merger Agreement and the merger be approved by the Board of Directors and submitted to the holders of the Company's common stock for their adoption and approval.

On September 11, 2002, the Board of Directors unanimously approved the Definitive Merger Agreement and the merger and determined to recommend that the Oriole common stockholders vote to adopt and approve the Merger Agreement and the merger. Thereafter, on September 11, 2002, the Reporting Persons, through Levy Acquisition Co., executed the Definitive Merger Agreement, and a public announcement was then made by Oriole that the parties had entered into a merger agreement. The Definitive Merger Agreement, as executed, is Exhibit 1 hereto and is incorporated herein by reference.

In addition, on September 11, 2002, each member of the Loeb Group executed and delivered to the Company the Support and Exchange Agreement. The Support and Exchange Agreement is Exhibit 2 hereto and is incorporated herein by reference.

The Reporting Persons are considering various alternative courses of action with respect to the management and ongoing operations of the Company. Accordingly, the Reporting Persons may engage in any number of activities, including without limitation: (i) the acquisition of additional Common Stock; (ii) the acquisition of all of the remaining outstanding Common Stock of the Company (whether by means of a merger or another form of transaction); (iii) meetings and discussions with the Board of Directors of the Company with the intent of influencing the Company's business and affairs in this regard; and (iv) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Company. The Reporting Persons reserve the right to acquire additional shares of Common Stock or to dispose of all or some of their shares through privately negotiated and/or open market transactions.

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 25 of 28
--------------------------------------------------------------------------------
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on information contained in the Company's 10-Q Report for the period ended June 30, 2002, as of August 9, 2002 there were 1,863,149 shares of Class A Common Stock, par value $.10 per share, and 2,772,375 shares of Class B Common Stock, par value $.10 per share, of the Company issued and outstanding. Each share of Class A Common Stock of the Company may be converted at any time into one share of Class B Common Stock.

(b) The following table sets forth the beneficial ownership by each Reporting Person of shares of Class A Common Stock and Class B Common Stock with which such Reporting Person has sole voting or dispositive power:

BENEFICIAL OWNER                      NUMBER AND CLASS OF SHARES            PERCENTAGE OF
                                         BENEFICIALLY OWNED(1)                 CLASS(%)
Richard D. Levy                            172,498 Class A                      9.26
                                            89,582 Class B                      3.23

Beatrice Levy                               25,334 Class A                      1.36
                                            23,184 Class B                        (2)

Harry A. Levy                              189,405 Class A                     10.17
                                           123,340 Class B                      4.45

Davida Levy                                  5,038 Class A                        (2)
                                             5,038 Class B                        (2)

Mark A. Levy                                93,412 Class A                      5.01
                                            88,632 Class B                      3.20

Jo Ann M. Levy                               2,210 Class A                        (2)
                                             1,585 Class B                        (2)

Jo Ann Levy                                 44,312 Class A                      2.38
                                            37,000 Class B                      1.34

Daniel H. Levy                              16,529 Class A                        (2)
                                            16,529 Class B                        (2)

Allison Sacks                               30,934 Class A                      1.66
                                            24,079 Class B                        (2)

Joel M. Levy                                28,851 Class A                      1.55
                                            28,537 Class B                      1.03

Robert A. Levy                              30,776 Class A                      1.65
                                            30,776 Class B                      1.11

Elka N. Lampert Irrevocable Trust            2,950 Class A                        (2)
                                             3,550 Class B                        (2)


SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 26 of 28
--------------------------------------------------------------------------------
Avraham R. Lampert Irrevocable Trust             687 Class A                 (2)
                                               1,087 Class B                 (2)

Harry A. Levy Grandchildren's                 10,400 Class A                 (2)
Trust                                         17,000 Class B                 (2)

Richard D. Levy Grandhildren's Trust          21,000 Class A               1.13
                                              66,700 Class B               2.41

Hapco Company                                 25,337 Class A               1.36

Levor Associates                             300,000 Class A              16.10

Grandco Associates                           100,758 Class A               5.41
                                             100,758 Class B               3.63

     The following have shared voting or dispositive power with the respect to shares of Class A Common Stock and Class B Common Stock as follows:

BENEFICIAL OWNER              NUMBER AND CLASS OF SHARES           PERCENTAGE OF
                                 BENEFICIALLY OWNED(1)                CLASS(%)

Richard D. Levy                   325,337 Class A                      17.44

Harry A. Levy                     325,337 Class A                      17.44

Mark A. Levy                      121,758 Class A                       6.54
                                  167,458 Class B                       6.04

Daniel H. Levy                     21,000 Class A                       1.13
                                   66,700 Class B                       2.41

Joel M. Levy                       14,037 Class A                         (2)
                                   21,637 Class B                         (2)

Robert A. Levy                     14,037 Class A                         (2)
                                   21,637 Class B                         (2)

David J. Levy                      14,037 Class A                         (2)
                                   21,637 Class B                         (2)

(1) The number of shares and percentage ownership of Class B Common Stock listed here does not assume conversion of any shares of Class A Common Stock owned by such Reporting Person into Class B Common Stock.

(2) Denotes percentage ownership of less than 1% of such class of common stock.

With respect to the shared voting and dispositive power of Richard D. Levy and Harry A. Levy, the table above includes: (i) all shares of Class A Common Stock held in the name of Hapco Company, a partnership in which Richard D. Levy and Harry A. Levy are the sole partners and each control the right to vote and dispose of the Class A Common Stock; and (ii) all shares of Class A Common

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 27 of 28
-------------------------------------------------------------------------------
Stock held in the name of Levor Associates, a partnership in which Richard D. Levy and Harry A. Levy are the managing partners and control the right to vote and dispose of the Class A Common Stock. With respect to the shares voting and dispositive power of Mark A. Levy, the table above includes all shares of Common Stock held in the name of Grandco Associates, a partnership in which Mark A. Levy is the managing partner and controls the right to vote and dispose of the Common Stock. With respect to the shared voting and dispositive power of Mark A. Levy and Daniel H. Levy, the table above includes all shares of Common Stock held in the name of the Richard D. Levy Grandchildren's Trust, a trust in which Mark A. Levy and Daniel H. Levy are co-trustees and control the right to vote and dispose of the Common Stock. With respect to the shared voting and dispositive power of Joel M. Levy, Robert A. Levy and David J. Levy, the table above includes all shares of Common Stock held in the names of: (i) the Harry A. Levy Grandchildren's Trust; (ii) the Elka N. Lampert Irrevocable Trust; and
(iii) the Avraham R. Lampert Irrevocable Trust. These are trusts in which Joel
M. Levy, Robert A. Levy and David J. Levy are co-trustees and control the right to vote and dispose of the Common Stock.

(c) During the 60 days prior to the date of this filing, the Reporting Persons did not effect any purchases or sales of shares of the Common Stock of the Company.

(d) No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock of the Company referred to in the table.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Definitive Merger Agreement and the Support and Exchange Agreement described in Item 4, above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to shares of Class A Common Stock or Class B Common Stock of the Company, including, but not limited to, transfer or voting of any such shares, finder's fees, joint ventures, loans or option arrangements, puts or calls guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.   Exhibit Name

     1. Agreement and Plan of Merger, dated as of September 11, 2002, by and between Oriole Homes Corp. and Levy Acquisition Co., filed with the Commission as Exhibit 2.1 to Form 8-K, dated September 13, 2002, of Oriole Homes Corp.

     2. Support and Exchange Agreement, dated as of September 11, 2002, by and among Levy Acquisition Co. and each member of the Loeb Group., filed with the Commission as Exhibit 99.1 to Form 8-K, dated September 13, 2002, of Oriole Homes Corp.

SCHEDULE 13D
CUSIP No. 646264102 (Class A)
CUSIP No. 686264201 (Class B)                                      Page 28 of 28
--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2002

                                                           /s/ Richard D. Levy
                                                           ---------------------
                                                               Richard D. Levy

                                                           /s/ Harry A. Levy
                                                           ---------------------
                                                               Harry A. Levy

                                                           /s/ Mark Levy
                                                           ---------------------
                                                               Mark Levy